UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

OSHKOSH CORPORATION

(Name of Subject Company)

OSHKOSH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

688239201

(CUSIP Number of Class of Securities)

Bryan J. Blankfield

Executive Vice President, General Counsel and Secretary

Oshkosh Corporation

2307 Oregon Street

P. O. Box 2566

Oshkosh, Wisconsin 54903

(920) 235-9151

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Gary P. Cullen	Richard J. Grossman	Patrick G. Quick
Skadden, Arps, Slate,	Skadden, Arps, Slate,	John K. Wilson
Meagher & Flom LLP	Meagher & Flom LLP	Foley & Lardner LLP
155 North Wacker Drive	4 Times Square	777 East Wisconsin Avenue
Chicago, Illinois 60606	New York, New York 10036	Milwaukee, Wisconsin 53202-5306
(312) 407-0700	(212) 735-3000	(414) 271-2400

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Oshkosh Corporation, a Wisconsin corporation (the “Company”), with the Securities and Exchange Commission on October 26, 2012.  The Statement relates to the unsolicited tender offer by IEP Vehicles Sub LLC, a Delaware limited liability company, and Icahn Enterprises Holdings L.P., a Delaware limited partnership, to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company at a price of $32.50 per share, in cash, without interest and less any applicable withholding taxes. Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged.

Item 7.                           Purposes of the Transaction and Plans or Proposals

Item 7 of the Statement is hereby amended and supplemented by adding the following disclosure:

Share Repurchase Program

On November 16, 2012, the Company disclosed that it plans to repurchase up to $300 million of shares of its common stock over the next 12 to 18 months, with at least $75 million to be repurchased over the next three months.  In conjunction with the $300 million targeted share repurchases, the Company’s Board of Directors has increased the number of shares authorized for repurchase to 11 million, or approximately 12% of the Company’s outstanding shares as of September 30, 2012, replacing and expanding the Company’s prior share repurchase program that was authorized in July 2012.  Further details relating to the expansion and acceleration of the share repurchase program are contained in the Rule 13e-1 Transaction Statement filed by the Company with the Securities and Exchange Commission on November 16, 2012 and the press release issued by the Company announcing the expansion and acceleration of the share repurchase program, which is attached as Exhibit (a)(13) to this Amendment and is incorporated herein by reference.

Item 8.                           Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following disclosure:

Share Repurchase Program

For a description of the expansion and acceleration of the share repurchase program, reference is made to “Item 7. Purposes of the Transaction and Plans or Proposals—Share Repurchase Program,” which description is incorporated in this Item 8 by reference.

Item 9.                            Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(13)	Press Release issued by Oshkosh Corporation on November 16, 2012 Announcing Expansion and Acceleration of Share Repurchase Program.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OSHKOSH CORPORATION

By:	/s/ Charles L. Szews
	Name:	Charles L. Szews
	Title:	Chief Executive Officer

Dated:  November 16, 2012

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EXHIBIT INDEX

Exhibit Number	Description

(a)(13)	Press Release issued by Oshkosh Corporation on November 16, 2012 Announcing Expansion and Acceleration of Share Repurchase Program.

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